January 2, 1996


Mr. Timothy S. Levenberg
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: InterDigital Communications Corporation (the "Company")
             File Nos. 33-65630 and 33-77418

Dear Mr. Levenberg:

         In furtherance of your conversation last week with Robert Friedel of Pepper, Hamilton & Scheetz, the Company hereby sets forth its reasons for requesting withdrawal of the Company's registration statements on Form S-1 and S-3, file numbers 33-65630 and 33-77418, respectively, pursuant to Rule 477 under the Securities Act.

         With regard to Registration No. 33-65630, the registration statement was initially filed in July 1993 in connection with a proposed primary offering to the public of convertible exchangeable preferred stock to be conducted through a group of underwriters led by Prudential Securities. That offering was never conducted, and the registration statement was amended in order to register convertible exchangeable secured notes and convertible preferred stock which was proposed to be offered to selected accredited investors unaffiliated with the Company. That offering was likewise never conducted. The Company has no present intention to conduct an offering of securities pursuant to that registration statement. As a result, the Company requests the Commission's consent to withdrawal of the Company's Registration Statement on Form S-1, Registration No. 33-65630.

         With regard to Registration No. 33-77418, the registration statement was filed in April 1994 and included two prospectuses: one relating to a secondary offering of common stock owned by two accredited investors, and the other relating to a secondary offering of common stock issuable upon the exercise of warrants held by certain warrantholders. The shares acquired by the two accredited investors have since become eligible for sale pursuant to Rule 144 and registration of the sale of such shares is no


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Timothy S. Levenberg
Securities and Exchange Commission
Page 2
January 2, 1996

longer necessary. The shares issuable upon the exercise of warrants have been registered for resale in Registration No. 33-60711, so there is no further need to register the shares underlying the warrants under Registration No. 33-77418. As a result, the Company requests the Commission's consent to withdrawal of the Company's Registration Statement on Form S-1, Registration No. 33-77418.

         I trust that the foregoing reasons for withdrawal of the two referenced registration statements are adequate to justify withdrawal as requested. If any further information is required in connection with the registration statements, please do not hesitate to contact me.

         Thank you for your time and attention to this matter.


                                            Very truly yours,



                                            Lisa Axt Alexander
                                            Assistant General Counsel